

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2012

Gregory T. Donovan
Chief Financial Officer
The Campbell Fund Trust
2850 Quarry Lake Drive
Baltimore, Maryland 21209

  Re: The Campbell Fund Trust
    Form 10-K for the year ended December 31, 2010
    Filed March 31, 2011
    File No. 0-50264

Dear Mr. Donovan:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Jennifer Gowetski

       Jennifer Gowetski
       Senior Counsel